Exhibit 99.L
FaithShares Advisors, LLC
3555 Northwest 58th Street, Suite 410
Oklahoma City, Oklahoma, 73112
November 30, 2009
FaithShares Trust
3555 Northwest 58th Street, Suite 410
Oklahoma City, Oklahoma, 73112

Re:	Seed Capital Subscription Agreement
Ladies and Gentlemen:
FaithShares Advisors, LLC serves as the investment advisor to FaithShares Trust (the “Trust”). We propose to acquire shares of beneficial interest (the “Shares”) of the Trust for an aggregate price of $100,000, as follows:

	Number of	Price per	Aggregate
Fund	Shares	Share	Price
Catholic Values Fund	1,360	$25.00	$34,000
Christian Values Fund	1,320	$25.00	$33,000
Methodist Values Fund	1,320	$25.00	$33,000
We do not propose to acquire at this time shares of beneficial interest of the Baptist Values Fund or the Lutheran Values Fund because those two Funds are expected to commence the public offering of their shares at a later date.
We will purchase the Shares in a private offering prior to the effective date of the Form N-1A registration statement filed by the Trust under the Securities Act of 1933 and the Investment Company Act of 1940. We will purchase the Shares for investment purposes and not with the intent of redeeming or reselling. We will purchase the Shares pursuant to Section 14 of the Investment Company Act of 1940 in order to provide the seed capital for the Trust prior to the commencement of the public offering of its Shares.
We consent to the filing of this letter as an exhibit to the Form N-1A registration statement of the Trust.

FaithShares Trust
November 30, 2009

If you agree to these terms, please acknowledge your agreement and acceptance below.
Sincerely,

/s/ Thompson S. Phillips, Jr. Name: Thompson S. Phillips, Jr.
Title: President
Agreed and accepted as of November 30, 2009:
FaithShares Trust

/s/ J. Garrett Stevens By: J. Garrett Stevens
Title: Chief Executive Officer